                                                                  EXHIBIT 12(B)

                          BANK OF BOSTON CORPORATION

        COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                       (INCLUDING INTEREST ON DEPOSITS)

  The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the six months ended June 30, 1995 and 1994 and for the five years ended December 31, 1994 were as follows:

                          SIX MONTHS ENDED
                              JUNE 30,           YEARS ENDED DECEMBER 31,
                          ----------------- -------------------------------------
                            1995     1994    1994   1993    1992    1991    1990
                          -------- -------- ------ ------  ------  ------  ------
                                         (DOLLARS IN MILLIONS)
Net income (loss).......  $    259 $    191 $  435 $  299  $  279  $ (113) $ (468)
Extraordinary items, net
 of tax.................                  7      7            (73)     (8)    (44)
Cumulative effect of
 changes in accounting
 principles, net of tax.                              (24)
Income tax expense (ben-
 efit)..................       225      156    349    215     153     (58)      3
                          -------- -------- ------ ------  ------  ------  ------
 Pretax earnings (loss).  $    484 $    354 $  791 $  490  $  359  $ (179) $ (509)
                          ======== ======== ====== ======  ======  ======  ======
Fixed charges:
 Portion of rental
  expense (net of
  sublease rental
  income) which
  approximates the
  interest factor.......        14       14     27     27      28      30      39
Interest on borrowed
 funds..................       500      367    998    378     345     362     592
Interest on deposits....       777      482  1,148  1,016   1,407   1,808   2,420
                          -------- -------- ------ ------  ------  ------  ------
  Total fixed charges...     1,291      863  2,173  1,421   1,780   2,200   3,051
                          -------- -------- ------ ------  ------  ------  ------
Earnings (for ratio cal-
 culation)..............  $  1,775 $  1,217 $2,964 $1,911  $2,139  $2,021  $2,542
                          ======== ======== ====== ======  ======  ======  ======
Total fixed charges.....  $  1,291 $    863 $2,173 $1,421  $1,780  $2,200  $3,051
                          ======== ======== ====== ======  ======  ======  ======
Ratio of earnings to
 fixed charges..........      1.37     1.41   1.36   1.34    1.20     .92     .83
                          ======== ======== ====== ======  ======  ======  ======

  For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. For the years ended December 31, 1991 and 1990, earnings were insufficient to cover fixed charges. Additional earnings necessary for the years ended December 31, 1991 and 1990 to bring the ratios of earnings to fixed charges to a one-to-one basis are $179 million and $509 million, respectively.